SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                     INDEPENDENT COMMUNITY BANKSHARES, INC.
             (Exact Name of Registrant as Specified in Its Charter)


                Virginia                                 54-1696103
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)


       111 West Washington Street
          Middleburg, Virginia                             20117
(Address of Principal Executive Offices)                 (Zip Code)

If this form relates to the If this form relates to the registration of a class of securities registration of a class of securities pursuant to Section 12(b) of the pursuant to Section 12(g) of the
Exchange   Act   and   is   effective      Exchange   Act   and   is   effective
pursuant   to   General   Instruction      pursuant   to   General   Instruction
A.(c),  please  check  the  following      A.(d),  please  check  the  following
box. [ ]                                   box. [X]


Securities Act registration statement file number to which this form relates:

                                                        n/a      (If applicable)
                                                  --------------

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                      Name of Each Exchange on Which
       to be so Registered                      Each Class is to be Registered

               none                                          none


Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $5.00 per share
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.      Description of Registrant's Securities to be Registered.

         The following summary description of the capital stock of the Registrant is qualified in its entirety by reference to applicable provisions of Virginia law and the Registrant's Articles of Incorporation and Bylaws, which are exhibits to this registration statement.

Common Stock

         Authorized Common Stock. The Registrant's Articles of Incorporation authorize the issuance of 10,000,000 shares of the Registrant's common stock, par value $5.00 per share (the "Common Stock"), without further shareholder approval. The Registrant's Articles of Incorporation do not authorize the issuance of shares of preferred stock.

         Dividend Rights. Holders of Common Stock are entitled to receive dividends when and as declared by the Registrant's Board of Directors from funds legally available for the payment of dividends.

         Voting Rights. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election subject to the rights of preferred stock, if and when issued.

         Liquidation Rights. Upon any liquidation, dissolution or winding up of the affairs of the Registrant, holders of Common Stock are entitled to receive pro rata all of the assets of the Registrant available for distribution to shareholders.

         Preemptive, Conversion and Redemption Rights. Holders of Common Stock have no preemptive or other preferential rights to purchase or subscribe to shares of Common Stock, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.

Size and Classification of Board of Directors

         The Registrant's Bylaws provide for a board of directors consisting of 14 individuals. Directors are elected annually to serve until their successors are elected and qualified.

Vacancies and Removal of Directors

         Under the Registrant's Articles of Incorporation, vacancies occurring in the Board of Directors, including vacancies created by newly created directorships resulting from an increase in the number of directors, may be filled only by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, until the next election of directors by shareholders. The Registrant's Articles of Incorporation allow for the removal of directors from office, with or without cause, if at least 75% of the votes cast are cast in favor of removal.

Shareholders of the Registrant may not call a special meeting for the purpose of removing a director.

Director Liability and Indemnification

         The Virginia Stock Corporation Act (the "Virginia SCA") provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (1) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director or (2) the greater of (a) $100,000 or
(b) the amount of cash compensation received by the officer or director from the corporation during the 12 months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

         The Registrant's Articles of Incorporation provide that, to the full extent that Virginia law permits the limitation or elimination of the liability of directors and officers, they will not be liable to the Registrant or its shareholders for any money damages in excess of one dollar.

         To the full extent permitted by Virginia law, the Registrant's Articles of Incorporation require it to indemnify any director or officer of the Registrant who is made a party to any proceeding because he is or was a director or officer of the Registrant against any liability, including reasonable expenses and legal fees, incurred in the proceeding. Under the Registrant's Articles of Incorporation, "proceeding" is broadly defined to include threatened, pending or completed actions of all types, including actions by or in the right of the Registrant. Similarly, "liability" is defined to include not only judgments, but also settlements, penalties, fines and certain excise taxes. The Registrant's Articles of Incorporation also provide that the Registrant may, but is not obligated to, indemnify its other employees or agents. The Registrant must indemnify any person who is or was serving at the written request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the full extent permitted by Virginia law. The indemnification provisions also require the Registrant to pay reasonable expenses incurred by a director or officer of the Registrant in a proceeding in advance of the final disposition of any such proceeding, provided that the indemnified person undertakes to repay the Registrant if it is ultimately determined that such person was not entitled to indemnification. Virginia law does not permit indemnification against willful misconduct or a knowing violation of the criminal law.

         The rights of indemnification provided in the Registrant's Articles of Incorporation are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors or otherwise. In addition, the Articles of Incorporation authorize the Registrant to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, whether or not the Registrant would have the power to provide indemnification to such person. The rights of indemnification provided to directors could reduce the likelihood of shareholder derivative actions and may discourage other third party claims against the directors, even if such actions otherwise would be beneficial to shareholders.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Special Meetings of Shareholders

         The Registrant's Bylaws provide that special meetings of shareholders may be held whenever called by the President or the Chairman of the Board of Directors or by the Board of Directors itself, which means that the shareholders of the Registrant do not have the right to call special meetings.

Director Nominations and Shareholder Proposals

         Under the Registrant's Bylaws, notice of a proposed nomination for any meeting of shareholders called for the election of directors, or notice of a shareholder proposal for an annual meeting of shareholders fulfilling certain specified requirements, must be received by the Registrant not less than 60 nor more than 90 days prior to any meeting of shareholders called for the election of directors, provided in each case that, if fewer than 70 days' notice of the meeting is given to shareholders, such written notice must be received not later than the close of business on the tenth day following the day on which notice of the meeting was mailed to shareholders.

         The Registrant's Bylaws require that the shareholder's notice set forth as to each nominee (i) the name, age, business address and residence address of such nominee, (ii) the principal occupation or employment of such nominee, (iii) the class and number of shares that are beneficially owned by such nominee, and
(iv) any other information relating to such nominee that is required under federal securities laws to be disclosed in solicitations of proxies for the election of directors, or is otherwise required (including, without limitation, such nominee's written consent to being named in a proxy statement as nominee and to serving as a director if elected). The Registrant's Bylaws further require that the shareholder's notice set forth as to the shareholder giving the notice (i) the name and address of such shareholder and (ii) the class and amount of such shareholder's beneficial ownership of the Registrant's capital stock. If the information supplied by the shareholder is deficient in any material aspect or if the foregoing procedure is not followed, the chairman of the meeting may determine that such shareholder's nomination should not be brought before the meeting, and the defective nomination shall be disregarded.

         The advance notice procedure of the Registrant's Bylaws affords the Board of Directors the opportunity to consider the qualifications of the proposed nominees and to inform shareholders about such qualifications. Although such procedure does not give the Board of Directors any power to approve or disapprove of shareholder nominations for election of directors, it may have the effect of precluding surprise nominations and a contest for the election of directors if such procedure established by it is not followed. Furthermore, such procedure may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors.

         The Registrant's Bylaws require that the shareholder's notice of any shareholder proposal to be presented at an annual meeting of shareholders must set forth as to each such shareholder proposal (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Registrant's books, of the shareholder proposing such business, (c) the class and number of shares of the Registrant that are beneficially owned by the shareholder and (d) any material interest of such shareholder in such proposal. If the information supplied by shareholder is deficient in any material aspect or if the foregoing procedure is not followed, the chairman of the annual meeting may determine that such shareholder's business should not be brought before the annual meeting, and the business shall not be transacted.

         The procedures regarding shareholder proposals and nominations provide the Board of Directors with the information that will be necessary to evaluate a shareholder proposal or nomination and other relevant information, such as existing shareholder support, as well as the time necessary to consider and evaluate such information in advance of the applicable meeting. The procedures also give incumbent directors advance notice of a business proposal or nomination. This notice may make it easier for the incumbent directors to defeat a shareholder proposal or nomination, even when certain shareholders view such proposal or nomination as in the best interests of the Registrant or its shareholders. The Registrant's Articles of Incorporation and Bylaws do not prevent shareholders from making proposals under the Commission's rules and regulations.

Amendment of Articles of Incorporation or Bylaws

         The Virginia SCA provides that an amendment to a corporation's articles of incorporation must be approved by each voting group entitled to vote on the proposed amendment. Under Virginia law, an amendment to the corporation's articles of incorporation must be approved by more than two-thirds of all votes entitled to be cast by that voting group. However, the corporation's articles of incorporation may require a greater vote or a lesser vote, which may not be less than a majority, by each voting group entitled to vote on the transaction. A corporation's board of directors may also require a greater vote.

         The Registrant's Articles of Incorporation provide that amendments must be approved by a majority of the votes entitled to be cast by each voting group entitled to vote and, unless such action has been approved by at least two-thirds of the Continuing Directors, by holders of more than two-thirds of the issued and outstanding shares of Common Stock (the vote generally required under Virginia law). The term "Continuing Director" is defined in the Registrant's Articles of Incorporation to mean any individual (i) who is an initial director named in the Registrant's Articles of Incorporation or (ii) who has been elected to the Board of Directors of the Registrant at an annual meeting of the shareholders of the Registrant more than one time or (iii) who was elected to fill a vacancy on the Board of Directors of the Registrant and received the affirmative vote of a majority of the Continuing Directors then on the Board of Directors and thereafter elected to the Board of Directors at an annual meeting of shareholders at least one time.

         The Registrant's Bylaws may be amended by a majority vote of the directors in office or by the shareholders.

Mergers, Consolidations and Sales of Assets.

         The Registrant's Articles of Incorporation provide that a plan of merger or share exchange or a direct or indirect sale, lease, exchange or other disposition of all or substantially all of the property of the Registrant not in the ordinary course of business may be approved by the same vote that is required in order to amend the Articles of Incorporation. Additionally, consistent with Virginia law, the Board of Directors of the Registrant may condition its submission of such plan of merger or share exchange or such a sale or disposition of assets to the shareholders on any basis, including the requirement of a greater vote than the required vote described above. The reasons that the Registrant's Articles of Incorporation provide for an alternative vote on mergers, share exchanges and certain sales, leases, exchanges or dispositions of assets are the same reasons that the Articles of Incorporation provide for an alternative vote to amend the Articles of Incorporation. In many situations, the effect of the provisions in the Registrant's Articles of Incorporation that govern amendments to the Articles of Incorporation, mergers and share exchanges and certain dispositions of assets, would be to make it easier for the Board of Directors to gain shareholder approval of such actions than would be the case if a favorable vote of two-thirds of the outstanding shares were required in all cases.

         A proposed merger, share exchange or sale of substantially all assets of the Registrant that is favored by two-thirds of the Continuing Directors could be adopted as long as a majority (rather than two-thirds) of the outstanding shares entitled to vote in each voting group entitled to vote are voted in favor of the proposed action. In addition to requiring the affirmative vote of a majority of the shares entitled to vote in each voting group entitled to vote, the Registrant's Articles of Incorporation would require that, unless a proposed action is approved by at least two-thirds of the Continuing Directors, more than two-thirds of the issued and outstanding shares vote in favor of the proposed action. The purpose of such additional requirements is to ensure that if a proposed major corporate action does not have the support of a board of directors who can provide continuity to and an in-depth knowledge of the business of the Registrant, the action must be supported by more than two-thirds of the issued and outstanding shares of Common Stock.

         As with amendments to the Registrant's Articles of Incorporation, however, if at least two-thirds of the directors do not approve such corporate action upon which shareholders are voting, the additional requirement would permit a minority of the holders of the Common Stock to defeat the proposed action.

State Anti-Takeover Statutes

         The Virginia SCA restricts transactions between a corporation and its affiliates and potential acquirors. The summary below is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions, and is qualified in its entirety by reference to the statutory provisions contained in the Virginia SCA.

         Affiliated Transactions. The Virginia SCA contains provisions governing "Affiliated Transactions" found at Sections 13.1-725 - 727.1 of the Virginia SCA. Affiliated Transactions include certain mergers and share exchanges, certain material dispositions of corporate assets not in the ordinary course of business, any dissolution of a corporation proposed by or on behalf of an Interested Shareholder (as defined below), and reclassifications, including reverse stock splits, recapitalizations or mergers of a corporation with its subsidiaries, or distributions or other transactions that have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia SCA, an Interested Shareholder is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

         Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, any Affiliated Transaction must be approved by the affirmative vote of holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the Disinterested Directors (as defined below). A Disinterested Director is defined in the

Virginia SCA as a member of a corporation's board of directors who (i) was a member before the later of January 1, 1988 or the date on which an Interested Shareholder became an Interested Shareholder and (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the corporation's board of directors. At the expiration of the three year period after a shareholder becomes an Interested Shareholder, these provisions require approval of the Affiliated Transaction by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the Interested Shareholder.

         The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the higher of: the highest per share price for their shares as was paid by the Interested Shareholder for his or its shares, or the fair market value of the shares. The fair price requirements also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder, unless approved by a majority of the Disinterested Directors.

         None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder who has been an Interested Shareholder continuously since the effective date of the statute (January 26, 1988) or who became an Interested Shareholder by gift or inheritance from such a person or whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Disinterested Directors of the corporation.

         These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the Virginia SCA provides that by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Registrant has not adopted such an amendment.

         Control Share Acquisitions. The Virginia Control Share Acquisitions statute, found at Sections 13.1-728 - 728.8 of the Virginia SCA, also is designed to afford shareholders of a public company incorporated in Virginia protection against certain types of non-negotiated acquisitions in which a person, entity or group ("Acquiring Person") seeks to gain voting control of that corporation. With certain enumerated exceptions, the statute applies to acquisitions of shares of a corporation that would result in an Acquiring Person's ownership of the corporation's shares entitled to vote in the election of directors falling within any one of the following ranges: 20% to 33-1/3%, 33-1/3% to 50% or 50% or more (a "Control Share Acquisition"). Shares that are the subject of a Control Share Acquisition ("Control Shares") will not be entitled to voting rights unless the holders of a majority of the "Disinterested Shares" vote at an annual or special meeting of shareholders of the corporation to accord the Control Shares with voting rights. Disinterested Shares do not include shares owned by the Acquiring Person or by officers and inside directors of the target company. Under certain circumstances, the statute permits an Acquiring Person to call a special shareholders' meeting for the purpose of considering granting voting rights to the holders of the Control Shares. As a condition to having this matter considered at either an annual or special meeting, the Acquiring Person must provide shareholders with detailed disclosures about his identity, the method and financing of the Control Share Acquisition and any plans to engage in certain transactions with, or to make fundamental changes to, the corporation, its management or business. Under certain circumstances, the statute grants dissenters' rights to shareholders who vote against granting voting rights to the Control Shares. The Virginia Control Share Acquisitions statute also enables a corporation to make provisions for redemption of Control Shares with no voting rights. A corporation may opt out of the statute, which the Registrant has done, by so providing in its articles of incorporation or bylaws. Among the acquisitions specifically excluded from the statute are acquisitions that are a part of certain negotiated transactions to which the corporation is a party and that, in the case of mergers or share exchanges, have been approved by the corporation's shareholders under other provisions of the Virginia SCA.


Item 2.      Exhibits


     I.      4.1     Articles of  Incorporation  of the Registrant  (restated in electronic format).

             4.2     Bylaws of the Registrant (restated in electronic format).

     II.     Not applicable.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        INDEPENDENT COMMUNITY
                                          BANKSHARES, INC.



Dated:  April 27, 1998                  By: /s/ Joseph L. Boling
                                            ----------------------
                                            Joseph L. Boling
                                            Chairman and Chief Executive Officer

                                INDEX TO EXHIBITS

Exhibit No.                Description
-----------                -----------

    4.1         Articles  of  Incorporation  of  the  Registrant   (restated  in
                electronic format).

    4.2         Bylaws of the Registrant (restated in electronic format).


                                      -10-